Exhibit 99.9

MSLL CPA LLP
2110 - 1177 West Hastings Street	Tel: 604 688 5671
Vancouver, B.C. Canada	Fax: 604 688 8479
V6E 2K3	msllcpa.com

INDEPENDENT AUDITORS’ REPORT

To the shareholders of SolarBank Corporation:

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of SolarBank Corporation (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2023 and 2022, and the consolidated statements of income (loss) and comprehensive income (loss), the consolidated statements of changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at June 30, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – Amended Financial Statements

We draw attention to Note 27 to the financial statements, which describes that the financial statements that we originally reported on October 23, 2023 have been amended and describes the matter that gave rise to the amendment of the financial statements. Our opinion is not modified in respect of this matter. The procedures that we performed on subsequent events are restricted solely to the restatement.

Key Audit Matter

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended June 30, 2023. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

Settlement of note receivable through the acquisition of 67% ownership of Solar Alliance Energy DevCo LLC

Description of the matter

We draw attention to Note 7, 16, 20 to the financial statements. On June 20, 2023, the Company settled a promissory note of $1,206,004 (USD $891,158) plus accrued interest of $111,821 (USD $82,203) through the acquisition of 67% of in Solar Alliance DevCo LLC (“Solar Alliance DevCo”), The Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair values at the ,acquisition date. The total consideration of $574,824 is the fair value of the promissory note and accrued interest as of June 20, 2023. The acquisition date fair value for identifiable net asset was $857,946 and for non-controlling interest was $283,122.

Why the matter is a key audit matter

The Company’s determination of whether the transaction is accounted for as a business combination instead of asset acquisition requires significant management judgment. The fair value of capital assets acquired in business combination also involved high degree of estimation uncertainty.

Additionally, Solar Alliance DevCo has recognized an amount of $460,607 of tax equity liability relating to certain projects in the U.S. under tax equity structures to finance the capital cost of solar facilities on the acquisition date.

Tax equity structures allocate the majority of the renewable tax incentives, such as investment tax credits and accelerated depreciation for tax purpose, to tax equity investors until they receive an agreed-upon after tax-investment return (the “flip point”). Estimates are made when determining the expected future cash flows to calculate the effective interest rate and amortization of tax equity liability. Future cash flows depend on certain assumptions such as electricity production, selling prices, cost to operate and tax amounts.

Auditing these estimates and market conditions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the matter was addressed in the audit

The primary procedures we performed to address this key audit matter included the following:

●	Obtained and reviewed agreements related to the settlement of promissory note and acquisition of 67% ownership and assess the appropriateness of management’s accounting treatment to ensure it is in alien with IFRS 3;
●	Assessed whether the transaction should be accounted for as business combination or asset acquisition by applying a three-element process (inputs, processes and outputs) under IFRS 3;
●	Obtained and reviewed the valuation report prepared by third party valuation expert related to Solar Alliance DevCo’s solar energy projects and assessed the appropriateness of the valuation, methodology and the reasonability of the underlying data and assumptions;
●	Performed enquiries and discussion with management’s valuation expert and confirm the expert’s qualification and objectivity;
●	Reviewed and assessed overall purchase price allocation calculation for reasonableness;

For tax equity liabilities, we evaluated the Company’s estimated total tax equity liabilities by:

●	Obtained an understanding of the tax equity structure and assessed whether the project company should be consolidated based on the Company’s right to variable returns and its ability to influence financial and operational decisions impacting those returns;
●	Reviewed agreements related to the investment made in U.S. renewable energy projects with the tax equity investors and assessed the appropriateness of management’s accounting treatment;
●	Assessed the appropriateness of the Company’s identification and evaluation of the contractual terms and conditions in their assessment of the recognition of the investor’s contribution;
●	Evaluated the methodology used by management and noted it was consistent with the contractual allocation provisions of the agreements;
●	Evaluated the appropriateness of the Company’s expected tax amounts and timing of tax credits and other tax attributes in the models by assessing the Company’s estimated outcome of applicable tax laws;

Other Information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express an opinion or any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Ying Xu, CPA, CA.

Chartered Professional Accountants

Vancouver, Canada

October 23, 2023, except for the effects of the restatements as discussed in Note 27 to the consolidated financial statements as to which the date is May 23, 2024.